Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The following description summarizes the most important terms of the capital stock of Dave Inc. (the “Company,” “we,” “us,” and “our”) and certain provisions of our certificate of incorporation (the “Dave Charter”), bylaws (the “Dave Bylaws”), and Warrant Agreement, dated as of March 4, 2021, between Continental Stock Transfer & Trust Company and VPC Impact Acquisition Holdings III, Inc., a Delaware corporation (the “Warrant Agreement”), are summaries and are qualified in their entirety by reference to the full text of the charter, bylaws, and Warrant Agreement, copies of which have been filed with the Securities and Exchange Commission, and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

As of December 31, 2021, we had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock, $0.0001 par value per share (“Dave Class A Common Stock”) and warrants to purchase shares of Dave Class A Common Stock. All shares of our Dave Class A Common Stock outstanding are fully paid and non-assessable.

Authorized Capitalization

General

The total amount of authorized capital stock of Dave Inc. consists of 500,000,000 shares of our Dave Class A Common Stock, par value $0.0001 per share; 100,000,000 shares of our Dave Class V Common Stock, par value $0.0001 per share; and 10,000,000 shares of our preferred stock, par value $0.0001 per share.

Dave Class A Common Stock and Class V Common Stock

We have two classes of authorized common stock, Dave Class A Common Stock and Dave Class V Common Stock. Unless our board of directors determines otherwise, all of our capital stock will be issued in uncertificated form.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Dave Charter, the holders of Common Stock possess or will possess, as applicable, all voting power for the election of directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. Each holder of Dave Class V Common Stock has the right to ten votes per share of Dave Class V Common Stock held of record by such holder on all matters submitted to a vote of the stockholders. The holders of shares of Dave Class A Common Stock and Dave Class V Common Stock shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of our stockholders; provided, however, that, except as otherwise required by law, holders of shares of Dave Class A Common Stock and Dave Class V Common Stock shall not be entitled to vote on any amendment to the Dave Charter (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Dave Charter (including any certificate of designation relating to any series of preferred stock).

Dividends

Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, under both the Dave Charter and under the DGCL, holders of Common Stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of Dave, the holders of Common Stock will be entitled to receive all the remaining assets of Dave available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by them, after the rights of creditors of Dave and the holders of the preferred stock, if any, have been satisfied.

Preemptive or Other Rights

The holders of Common Stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to Common Stock.

Conversion

The Dave Class V Common Stock will be convertible into shares of Dave Class A Common Stock on a one-to-one basis at the option of the holders of the Dave Class V Common Stock at any time upon written notice to Dave. In addition, the Dave Class V Common Stock will automatically convert into shares of Dave Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Dave Charter.

Exclusive Forum

To the fullest extent permitted by law, unless Dave otherwise consents in writing, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any action brought (1) any derivative action or proceeding brought on behalf of Dave, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Company, (3) any action asserting a claim against Dave arising pursuant to any provision of the DGCL, the Dave Charter or Dave Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of the Dave Charter or Dave Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. The Dave Charter will further provide that, unless Dave consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

The Dave Charter provides that a state or federal court located within the state of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a chosen judicial forum for disputes with Dave or its directors, officers, employees, or stockholders. If any other court of competent jurisdiction were to find either exclusive-forum provision in the Dave Charter to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our business, financial condition and results of operations. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum selection clause.

Election of Directors

The Board is currently divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to Dave’s first annual meeting of stockholders) serving a three-year term. Under the Dave Charter, the term of office of the Class I director will expire at the first annual meeting of stockholders. The term of office of the Class II directors will expire at the second annual meeting of stockholders. The term of office of the Class III directors will expire at the third annual meeting of stockholders.

Under the Dave Charter, there is no cumulative voting with respect to the election of directors, with the result that directors will be elected by a plurality of the votes cast at a meeting of stockholders by holders of Common Stock.

Dave Preferred Stock

The Dave Charter provides that shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series.

The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of Dave entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation designating a series of Preferred Stock.

The Board is able to, subject to limitations prescribed by Delaware law, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Dave Class A Common Stock and Dave Class B Common Stock and could have anti-takeover effects. The ability of the Board to issue Preferred Stock without stockholder approval, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of Dave or the removal of Dave’s management and may adversely affect the market price of Dave Class A Common Stock and the voting and other rights of the holders of Dave. Dave had no Preferred Stock outstanding at the date the Dave Charter became effective. Although our Board does not currently intend to issue any shares of Preferred Stock, we cannot assure you that our Board will not do so in the future.

Warrants

Public Warrants

Upon the Closing, the Units separated into Dave Class A Common Stock and Public Warrants. No fractional Public Warrants were issued upon separation of the Units, and only whole Public Warrants trade. The Warrants may only be exercised for a whole number of shares which became exercisable on March 4, 2022, provided that we maintain an effective registration statement under the Securities Act covering the Dave Class A Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or we permit holders to exercise their warrants on a cashless basis under certain circumstances). We agreed to maintain the effectiveness of a registration statement for the registration, under the Securities Act, of the shares of Dave Class A Common Stock issuable upon exercise of the public warrants and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our Dave Class A Common Stock is, at the time of any exercise of a public warrant, not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the Closing or earlier upon redemption or liquidation. In addition, if we had issued additional Dave Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per share of Dave Class A Common Stock (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants would have adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price.

Once the warrants become exercisable, we may redeem the outstanding warrants for cash (except as described herein with respect to the Private Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last sale price of the Dave Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants for cash unless a registration statement under the Securities Act covering the Dave Class A Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to the Dave Class A Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

Once the warrants become exercisable, we may redeem the outstanding warrants for Dave Class A Common Stock:

•	in whole and not in part;

•

at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of Dave Class A Common Stock except as otherwise described below;

•

if, and only if, the closing price of Dave Class A Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•

if the closing price of Dave Class A Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), the Private Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of the Dave Class A Common Stock means the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. In no event will we be required to net cash settle any warrant. In no event will we be required to net cash settle any warrant.

Private Warrants

The Private Warrants are identical to the Public Warrants underlying the Units sold in the IPO, except that the Private Warrants and the Dave Class A Common Stock issuable upon exercise of the Private Warrants will not be transferrable, assignable or saleable until March 4, 2022, subject to certain limited exceptions. Additionally, the Private Warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Exercise of Warrants

A holder of Public Warrants or Private Warrants may exercise its Public Warrants or Private Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the Warrant Agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Public Warrants or Private Warrants, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of such Public Warrants or Private Warrants, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

Our Transfer Agent and Warrant Agent

The transfer agent for our Common Stock and the warrant agent for our Dave Warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and our Organizational Documents

We will not opt out of Section 203 of the DGCL under our Organizational Documents. Under Section 203 of the DGCL, Dave will be prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of the outstanding voting stock of Dave (the “acquisition”), except if:

•	the Board approved the acquisition prior to its consummation;

•	the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

•	the business combination is approved by the Board, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Dave for a three-year period. This may encourage companies interested in acquiring Dave to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the acquisition which results in the stockholder becoming an interested stockholder.

This may also have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Written Consent by Stockholders

Under our Organizational Documents, subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of Dave must be effected at a duly called annual or special meeting of stockholders of Dave and may not be effected by any consent in writing by such stockholders.

Special Meeting of Stockholders

Under our Organizational Documents, special meetings of stockholders of Dave may be called only by the chairperson of the Board, the chief executive officer or president of Dave or the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Under the Dave Bylaws, advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of Dave shall be given in the manner and to the extent provided the Dave Bylaws.

Investor Rights

Pursuant to the Investor Rights Agreement, we have filed a resale registration statement with the SEC, and we will use our commercially reasonable best efforts to maintain the effectiveness of a registration statement for the registration, under the Securities Act, of the shares of Dave Class A Common Stock in accordance with the Investor Rights Agreement. In certain circumstances, certain of the holders of registration rights can demand up to three underwritten offerings, and all of the holders of registration rights will be entitled to customary piggyback registration rights. The Investor Rights Agreement does not provide for the payment of any cash penalties by Dave if it fails to satisfy any of its obligations under the Investor Rights Agreement. For more information about the Investor Rights Agreement and Subscription Agreements, see the subsections entitled “Certain Relationships and Related Transactions — Investor Rights Agreement.”

Listing of Securities

The Dave Class A Common Stock and Dave Warrants are listed on Nasdaq under the symbols “DAVE” and “DAVEW,” respectively.